UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 4)

Wilhelmina International, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

                      968235 101
(CUSIP Number)

Brad Krassner, 31 E Rivo Alto, Miami Beach, Florida 33139, (305) 610-4793
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

 July 9, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAME OF REPORTING PERSON KRASSNER FAMILY INVESTMENTS LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 107,028
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 107,028
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,028
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.08%
14	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSON KRASSNER INVESTMENTS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 107,028
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 107,028
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,028
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.08%
14	TYPE OF REPORTING PERSON* CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSON Brad Krassner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 442,270
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 442,270
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 442,270
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON* I

The following constitutes Amendment No. 4 to the Schedule 13D filed jointly by the undersigned, Krassner Family Investment Limited Partnership, a Nevada limited partnership (“KFILP”), Krassner Investments, Inc., a Nevada corporation, and Brad Krassner, an individual (the “Reporting Persons”), relating to shares of the Common Stock (“Common Stock”) of Wilhelmina International, Inc., a Delaware corporation (“Issuer”).  This Amendment amends the Schedule 13D as specifically set forth below.

Item 5.  Interest in Securities of the Company.

Item 5 is amended and restated to read as follows:

(a)           The aggregate percentage of shares of Common Stock reported to be owned by the Reporting Persons is based upon 129,440,752 shares outstanding as of the filing of this Statement.

As of the filing date of this Statement, KFILP beneficially owned 107,028 shares of Common Stock, representing approximately 0.08% of the issued and outstanding Common Stock of the Issuer.

KII, as the general partner of KFILP, may also be deemed to beneficially own the 107,028 shares of Common Stock beneficially owned by KFILP.

Mr. Krassner, as the President of KII, the general partner of KFILP, may also be deemed to beneficially own the 107,028 shares of Common Stock beneficially owned by KFILP and also owns 335,242 shares of Common Stock directly, for a total of 442,270 shares of Common Stock, representing approximately 0.3% of the issued and outstanding Common Stock of the Issuer.

(b)           By virtue of his position with KII, the general partner of KFILP, Mr. Krassner, through KII, has the sole power to vote and dispose of the shares of Common Stock beneficially owned by KFILP reported in this Statement.

(c)           During the past 60 days, the Reporting Persons have not acquired or disposed of Common Stock except as follows:

On July 9, 2012, KFILP transferred 1,000,000 shares of Common Stock to satisfy indebtedness of $100,000 in a private transaction.

On July 18, 2012, KFILP sold a total of 2,000,000 shares of Common Stock at a price of $0.125 per share.  The trades were effected through a broker dealer making a market in the Issuer’s shares on behalf of the Reporting Persons.

On July 31, 2012, KFILP sold 26,550,047 shares of Common Stock at a price of $0.125 per share.  The trades were effected through a broker dealer making a market in the Issuer’s shares on behalf of the Reporting Persons.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 19, 2012

Krassner Family Investments Limited Partnership
By: Krassner Investments, Inc., its general partner

By:            /s/ Brad Krassner
Name:  Brad Krassner
Title: President

Krassner Investments, Inc.

By:            /s/ Brad Krassner
Name:  Brad Krassner
Title: President

/s/ Brad Krassner_____________________
Brad Krassner